As filed with the Securities and Exchange Commission on October 7, 2025
Securities Act File
No. 333-278920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective
Amendment No.
Post-Effective Amendment No. 3

First Eagle Private Credit Fund
(Exact name of registrant as specified in its charter)

1345 Avenue of the Americas
New York
,
NY
10105
(Address of Principal Executive Offices)
Registered Telephone Number, Including Area Code: (212)
698-3300
(Address and telephone number, including area code, of principal executive offices)
William Karim
c/o First Eagle Alternative Credit, LLC
500 Boylston Street, Suite 1250
Boston, MA 02116
David P. O’Connor
c/o First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York
,
NY
10105
(Name and address of agent for service)

COPIES TO:
Christopher P. Healey, Esq.
Davis Polk & Wardwell LLP
1050 17
th
Street NW, Washington, DC 20036

Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.
☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:
☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
Explanatory Note
This Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form
N-2,
as amended (No.
333-278920)
of First Eagle Private Credit Fund (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form
N-2
setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.
No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous fi lings.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of First Eagle Private Credit Fund are included in Part A of this Registration Statement.

Report of Independent Registered Public Accounting Firm - PCAOB ID 238	F-2
Consolidated Financial Statements
Consolidated Statement of Assets and Liabilities as of December 31, 2024 and December 31, 2023	F-3
Consolidated Statement of Operations for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-4
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-5
Consolidated Statement of Cash Flows for the year ended December 31, 2024 and for the period April 28, 2023 (initial capitalization) through December 31, 2023	F-6
Consolidated Schedule of Investments as of December 31, 2024 and December 31, 2023	F-7

(2) Exhibits

(a)(1)	Certificate of Trust (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 10, filed on April 3, 2023).

(a)(2)	Third Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(b)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(c)	Not applicable.

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A).

(e)	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K, filed March 14, 2025).

(f)	Not applicable.

(g)(1)	Investment Advisory Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on August 18, 2025).

(g)(2)	Subadvisory Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on August 18, 2025).

(h)(1)	Intermediary Manager Agreement between First Eagle Private Credit Fund and the Intermediary Manager (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on August 18, 2025).

(h)(2)	Form of Selected Intermediary Agreement (Included as Exhibit A to the Intermediary Manager Agreement).

(h)(3)	Distribution and Service Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2025).

(i)	Not applicable.

(j)	Custody Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on August 8, 2025).

(k)(1)	Amended and Restated Administration Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on March 11, 2025).

(k)(2)	Transfer Agency Agreement (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form 10, filed on May 31, 2023).

(k)(3)	Multiple Class Plan (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2025).

(k)(4)	Expense Support and Conditional Reimbursement Agreement (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2025).

(k)(5)	Fee Waiver Letter Delivered to First Eagle Private Credit Fund by First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC, dated as of December 17, 2024 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on December 17, 2024).

(k)(6)	Fee Waiver Letter Delivered to First Eagle Private Credit Fund by First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC, dated as of April 22, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 25, 2025).

(l)	Opinion of Richards, Layton & Finger, P.A. (incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2, filed on April 24, 2024).

(m)	Not applicable.

(n)(1)	Consent of Independent Registered Public Accounting Firm. (incorporated by reference to Exhibit (n)(1) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on April 30, 2025).

(n)(2)	Power of Attorney (incorporated by reference to Exhibit (n)(2) to the Registrant’s Registration Statement on Form N-2, filed on April 24, 2024).

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	The Fund’s Code of Ethics (incorporated by reference to Exhibit 14.9 to the Registrant’s Registration Statement on Form 10, filed on April 3, 2023).

(r)(2)	The Adviser’s and Subadviser’s Code of Ethics (incorporated by reference to Exhibit 14.10 to the Registrant’s Registration Statement on Form 10, filed on May 31, 2023).

(s)	Filing Fee Exhibit (incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2, filed on June 3, 2024).

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$738,000
FINRA filing fee	$225,500
Legal	$3,000,000	*
Printing	$200,000	*
Accounting	$70,000	*
Blue Sky Expenses	$350,000	*
Advertising and Sales Literature	$100,000	*
Due Diligence	$50,000	*
Miscellaneous fees and expenses	$745,000	*
Total	$5,478,500

*	Amounts are estimated.

Item 28. Persons Controlled By or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Controlling Entity	Name of Entity and Place of Jurisdiction	Nature of Control
First Eagle Private Credit Fund	First Eagle Private Credit Fund SPV, LLC (Delaware)	Controlling entity owns 100% of equity

First Eagle Private Credit Fund	First Eagle Private Credit Fund BSL SPV I, LLC (Delaware)	Controlling entity owns 100% of equity

First Eagle Private Credit Fund	FEPC Fund Servicer, LLC (Delaware)	Controlling entity owns 100% of equity

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common shares of beneficial interest at April 30, 2025.

Title of Class	Number of Record Holders
Class I	4
Class S	0
Class D	0
Total	4

Item 30. Indemnification

The information contained under the heading “Description of our Shares” and “Advisory Agreement, Subadvisory Agreement and Administration Agreement” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections of Adviser

The descriptions of FEIM and FEAC under the caption “Management of the Fund” in Part A of this Registration Statement are incorporated by reference herein. Information as to the trustees and officers of FEIM and FEAC, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the trustees and officers of FEIM and FEAC in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-50659 and 801-71201, respectively) filed under the Advisers Act and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The books, accounts and records of the Registrant required by Section 31(a) under the 1940 Act, as amended and the rules promulgated thereunder are maintained at the offices of:

1)	the Registrant at 1345 Avenue of the Americas, New York, New York 10105;

2)	the transfer agent at 430 W 7th Street, Kansas City, Missouri 64105-1407;

3)	the custodian at 190 South LaSalle Street, Chicago, IL 60603;

4)	the investment advisers at 1345 Avenue of the Americas, New York, New York 10105; and

5)	the administrator at 1345 Avenue of the Americas, New York, New York 10105.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first-class mail or other means designed to ensure equally prompt delivery within two (2) business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the seventh day of October, 2025.

First Eagle Private Credit Fund

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the seventh day of October, 2025.

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	President, Chief Executive Officer and Trustee

By:	/s/ Jennifer M. Wilson*
Name:	Jennifer M. Wilson
Title:	Chief Financial Officer and Treasurer

By:	/s/ Nancy Hawthorne*
Name:	Nancy Hawthorne
Title:	Trustee

By:	/s/ Rajender Chandhok*
Name:	Rajender Chandhok
Title:	Trustee

By:	/s/ Patrick Coyne*
Name:	Patrick Coyne
Title:	Trustee

By:	/s/ Stuart George*
Name:	Stuart George
Title:	Trustee

By:	/s/ Laurence Smith*
Name:	Laurence Smith
Title:	Trustee

*By:	/s/ David O’Connor
David O’Connor
As Agent or Attorney-in-Fact

The original powers of attorney authorizing David O’Connor and Jennifer Wilson to execute the Registration Statement, and any amendments thereto, for the trustees and officers of the Registrant on whose behalf this Amendment is filed have been executed and filed as exhibits to the Registration Statement.